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                                                            Filed by Dynegy Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                                    Subject Company: Dynegy Inc.
                                                  Commission File No.: 001-15659

                                                    Subject Company: Enron Corp.
                                                  Commission File No.: 001-13159

FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although Dynegy and Enron believe these statements are accurate, their businesses are dependent on various regulatory issues, general economic conditions and future trends. The completion of the transaction is conditioned upon the fulfillment of a number of conditions, and the success of the combination of the two companies will be dependent on a wide range of issues. These factors can cause actual results to differ materially from the forward-looking statements that have been made. In particular:

The benefits that are expected to result from the combination are predicated upon the belief that combining the complementary expertise and resources of Dynegy and Enron will result in increased opportunities and decreased expenses. Because of the complexity of the environments in which the two companies operate, there can be no certainty that these benefits will be achieved to the extent expected.

The estimate of the accretiveness of the transaction reflects the companies' current best estimates based upon available information and numerous assumptions and, accordingly, may or may not be achieved if business conditions change or the assumptions that have been made do not prove to be accurate.

Significant regulatory approvals are necessary to complete the transaction, including approvals under the HSR Act, the FERC, the SEC and certain state and foreign authorities. There can be no assurances that the exemption and approvals will be obtained on a timely basis and on acceptable terms. In addition, Dynegy and Enron operate in regulated environments. Any significant changes in these regulatory environments could negatively impact the transaction and the combined entity.

ADDITIONAL INFORMATION

In connection with the proposed transactions, Dynegy and Enron will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about

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Dynegy and Enron, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Dynegy Inc., 1000 Louisiana, Suite 5800, Houston, Texas 77002, Phone: (713) 507-6466,
Fax: (713) 767-6652; or Investor Relations, Enron Corp., Enron Building, 1400 Smith Street, Houston, Texas 77002, Phone: (713) 853-3956, Fax: (713) 646-3302.

In addition, the identity of the persons who, under SEC rules, may be considered "participants in the solicitation" of Dynegy and Enron shareholders in connection with the proposed transactions, and any description of their direct or indirect interests, by security holdings or otherwise, are available in an SEC filing under Schedule 14A made by each of Dynegy and Enron on November 13, 2001.

This filing contains the following transcripts of video clips of Chuck Watson's messages posted on Dynegy's website which are being filed pursuant to Rule 425:

o        Merger Impact

o        The Combined Companies

o        Global Energy Merchant

o        ChevronTexaco Comments

o        Our Commitment

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                                  Merger Impact

         This merger is positive for shareholders, employees, and customers of both companies. It enhances shareholder value. It is immediately accreted to earnings in the first year and every year thereafter. It increases growth opportunity for both companies.


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                             The Combined Companies

         The combined company will become the world's largest physical and financial integrated energy merchant. It will focus on the core business of North American and European wholesale and commercial industrial energy markets and it will capitalize on opportunities created to the transition of open market.



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                             Global Energy Merchant

         The merger unites the two companies diversified global energy delivery networks, complimentary wholesale strategies and strong marketing trading and risk management capabilities. The combination also fuses our intellectual capital and technology infrastructure and accelerates each company's strategies by three to four years. It elevates further Dynegy's status as a global energy merchant with superior physical delivery capabilities and unparalleled experience navigating competitive markets for our customers.



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                             ChevronTexaco Comments

         The capital infusion by ChevronTexaco demonstrates its endorsement of the merger and validates positive potential of the merger.



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                                 Our Commitment

         Both Dynegy and Enron share a commitment for innovation, performance, and the community. Those values will continue. We both commit to a culture that is categorized by openness, respect and honesty.